Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 MAR 12 7:21

LINDEMANS
making life more enjoyable

03007611

28 February 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
APR 01 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 MAR 12 AM 7:21

LINDEMANS
making life more enjoyable

28 February 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of participants in the Southcorp International Employee Equity Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Cancelled	Exercise Price	Date Options Granted	No. of Options Cancelled
28 February 2003	$4.65	1 November 1999	47,600

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY